Exhibit 99.5

17899 Bright Scholar Education Holdings Limited VIF Proof 1 • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Extraordinary General Meeting for Bright Scholar Education Holdings Limited to be held December 10, 2021 For Holders as of November 15, 2021 All votes must be received by 12:00 noon (New York Time) on December 7, 2021. Copyright © 2021 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain RESOLUTION 1. The ordinary resolutions as set out in the Notice of Extraordinary General Meeting regarding the approval, ratification and confirmation of the Business Disposal Plan (as detailed in the Proxy Statement). Extraordinary General Meeting for Bright Scholar Education Holdings Limited Date: December 10, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only 17899 Bright Scholar Education Holding Limited VIF.indd 1 17899 Bright Scholar Education Holding Limited VIF.indd 1 11/16/2021 10:48:23 AM 11/16/2021 10:48:23 AM

17899 Bright Scholar Education Holdings Limited VIF Proof 1 BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 noon (New York Time) on December 7, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 15, 2021 at the Extraordinary General Meeting December 10, 2021 in Foshan, China. NOTES: 1. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy. 2. Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s). 3. If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. 4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise her discretion, she has indicated her intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the EGM Notice which has been properly put to the EGM. 5. This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same. 6. Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, the form of proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Ms. Dongmei Li) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. Box 8016 CARY, NC 27512-9903 17899 Bright Scholar Education Holding Limited VIF.indd 2 17899 Bright Scholar Education Holding Limited VIF.indd 2 11/16/2021 10:48:23 AM 11/16/2021 10:48:23 AM